UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Blue Earth, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC

2655 Northwinds Parkway

Alpharetta, GA 30009

Attention: Dennis J. Stockwell, General Counsel

770-643-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 22,362,474
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 22,362,474
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,362,474
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.42%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 095428108	13D/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 22,362,474
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 22,362,474
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,362,474
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.42%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 095428108	13D/A	Page 4 of 5 Pages

This Amendment No. 4 amends Schedule 13D filed on March 20, 2015, as amended by Amendment No. 1 filed on December 22, 2015, Amendment No. 2 filed on February 12, 2016, and Amendment No. 3 filed on March 11, 2016, by Jackson Investment Group, LLC (“JIG LLC”), and Richard L. Jackson regarding the common stock, $.001 par value per share, of Blue Earth, Inc., a Nevada corporation. Terms used in this amendment shall have the meanings given to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is amended by deleting the last paragraph thereof in its entirety and substituting in lieu thereof the following:

The Reporting Persons have no plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows. On March 21, 2016, the Issuer filed voluntary petitions for reorganization via Chapter 11 of the Bankruptcy Code. JIG LLC agreed with the Issuer to provide $1,000,000 of interim and up to $3,000,000on a final basis of debtor-in-possession financing, subject to a number of terms and conditions and subject to court approval. The Reporting Persons have been engaged in discussions with the Issuer regarding debt restructuring and reorganization under the federal bankruptcy laws pursuant to which the Debtors will seek to convert the secured claims held by JIG LLC into the equity of the reorganized Debtor. As part of that proposed restructuring, JIG LLC is in negotiations with management of EnSite Power, Inc., a subsidiary of the Issuer, to (i) currently allow EnSite’s management to provide financing to EnSite senior to JIG LLC’s secured position and (ii) in the event the secured claims against the Issuer and Blue Earth Tech, Inc., the Debtors in bankruptcy, held by JIG LLC are converted into the equity of the reorganized Debtor, allow EnSite’s management to buy out the reorganized Debtors’ equity in EnSite. The Debtor-in-Possession Term Sheet filed as an exhibit hereto is incorporated herein by reference.

In conjunction with such discussions, the Reporting Persons are continually reviewing their interest in the Issuer, including JIG LLC’s interest as the primary secured lender to the Issuer. The factors that the Reporting Persons may consider in evaluating their interest in the Issuer include the following: (i) the Issuer’s businesses, assets and prospects, including but not limited to the Issuer’s ability to gain approval of a Plan of Reorganization acceptable to JIG LLC as the senior secured lender; (ii) the contractual provisions, limitations and other terms of JIG LLC’s loan and security agreements with the Issuer; (iii) potential claims that JIG, LLC may have against the Issuer in connection with its investments in the Issuer; (iv) general economic conditions and stock market conditions; and (v) other plans and requirements of the Reporting Persons.

Depending on their evaluation of these and other factors, the Reporting Persons may from time to time seek to engage in discussions with third parties regarding the Issuer and its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, including discussions regarding a plan of reorganization under the Federal bankruptcy laws, and such third parties’ interests therein and any plans and proposals they may have with respect thereto; engage in discussions with management of the Issuer concerning its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, including discussions regarding its reorganization under the Federal bankruptcy laws; and either individually or together with others make proposals with respect to the Issuer regarding its reorganization or that may otherwise involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer.

The first amended paragraph in Item 4 above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.12	Debtor-in-Possession Term Sheet among the Issuer, Blue Earth Tech, Inc., a subsidiary of the Issuer, and JIG LLC dated March 22, 2016.

CUSIP No. 095428108	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 22, 2016

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: March 22, 2016

/s/ Richard L. Jackson
Richard L. Jackson